Filed under Rule 424(b)(3) of the Securities Act of 1933,
relating to Registration No. 333-110346

Prospectus Supplement No. 6
to Prospectus Dated April 29, 2004
of

CADENCE DESIGN SYSTEMS, INC.

Relating to

$420,000,000 Zero Coupon Zero Yield Senior Convertible Notes due 2023
and
Shares of Common Stock Issuable upon Conversion of the Notes

     This prospectus supplement no. 6 relates to the resale by selling securityholders of Cadence Design Systems, Inc.’s Zero Coupon Zero Yield Senior Convertible Notes Due 2023 and the shares of Cadence common stock issuable upon conversion of the notes.

     You should read this prospectus supplement no. 6 in conjunction with the prospectus dated April 29, 2004, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supercedes information contained in the prospectus.

     Investing in the notes and the common stock issuable upon conversion of the notes involves risk. See the discussion entitled “Risk Factors” beginning on page 6 of the prospectus dated April 29, 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus dated April 29, 2004. Any representation to the contrary is a criminal offense.

     The table under the caption “Selling Securityholders” beginning on page 51 of the prospectus is hereby supplemented and amended by adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to August 5, 2004. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

     We have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.

     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their notes since the date on which they provided the information regarding their notes.

Number of
			Number of		Shares of
	Principal		Shares of	Number of	Common Stock	Natural
	Amount of Notes	Percentage of	Common Stock	Shares of	Beneficially Owned	Person(s) with
Name of Selling	Beneficially	Notes	Beneficially	Common Stock	after the	Voting or
Securityholder	Owned and Offered	Outstanding	Owned(1)(2)	Offered (1)	Offering(2)(3)	Investment Power
McMahan Securities Co., L.P. #	$149,000	*	9,517	9,517	0	D. Bruce McMahan, Scott Dillinger, Jay T. Glassman, Ronald P. Fertig, Patricia Ransom, and Norman L. Ziegler

Highbridge International LLC +	36,500,000	8.69%	2,331,583	2,331,583	0	Glenn Dubin and Henry Sweca

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 63.8790 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under ''Description of Notes — Conversion Rights’’ in the prospectus dated April 29, 2004. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes as described under ''Description of Notes — Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change’’ in the prospectus and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under ''Description of Notes — Conversion Rights’’ in the prospectus.

(2)	The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock, calculated based on 273,356,132 shares of common stock outstanding as of April 3, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	For the purposes of computing the number and percentage of notes and shares to be held by the selling shareholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

     The last sentence of the ninth paragraph of the section of the prospectus entitled “Plan of Distribution” is hereby amended and restated in its entirety to read as follows:

     We have been informed that the selling securityholders identified by the symbol # in the table in the preceding section “Selling Securityholders” (Bear, Stearns & Co., Inc., Forest Fulcrum Fund LP, Goldman, Sachs & Co., J.P. Morgan Securities Inc., KBC Financial Products USA Inc., McMahan Securities Co., L.P., Nomura Securities International, Inc., TD Securities (USA) Inc., Wachovia Capital Markets LLC and White River Securities L.L.C.) are registered broker-dealers, and as a result they are underwriters in connection with the sale of the notes and the underlying common stock.

     The tenth paragraph of the section of the prospectus entitled “Plan of Distribution” is hereby amended and restated in its entirety to read as follows:

     Each of the selling securityholders identified by the symbol “+” in the table in the preceding section “Selling Securityholders” (Amaranth L.L.C., BNP Paribas Equity Strategies, SNC, Canyon Capital Arbitrage Master Fund, Ltd., Canyon Value Realization Fund (Cayman) Ltd., Canyon Value Realization Fund, L.P., Canyon Value Realization MAC 18, Ltd., Common Fund Event Driven Co., Ltd., Credit Suisse First Boston Europe Limited, Grace Convertible Arbitrage Fund, Ltd., Highbridge International LLC, KBC Financial Products (Cayman Islands) Ltd., Levco Alternative Fund, Ltd., Lyxor/JLC Fund, Ltd., Purchase Associates, L.P., Purchase Associates II, L.P., R2 Investments LDC, Royal Bank of Canada, St. Thomas Trading, Ltd., Sunrise Partners Limited Partnership and UBS AG London Branch) has informed us that it is an affiliate of one or more registered broker-dealers. Each of these selling securityholders has also informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business and (2) at the time the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

The date of this prospectus supplement is August 5, 2004.

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